UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2014 and 2013 and for the Year Ended December 31, 2014

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 26, 2015

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2014	2013
Assets
Investments, at fair value	$4,076,668	$3,988,860
Receivables
Notes receivable from participant	81,878	91,443
Dividends receivable	4,610	4,621
Receivable from brokers and other	285	7,157
Total receivables	86,773	103,221
Total assets	4,163,441	4,092,081

Liabilities
Payable to brokers and others	10,376	48,555
Total liabilities	10,376	48,555

Net assets available for plan benefits	$4,153,065	$4,043,526

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2014
Additions
Investment income
Dividends	$29,411
Interest income and other	6,792
Net appreciation in fair value of investments	401,025
Total investment income	437,228
Less: Management fees	(5,521)
Net investment income	431,707
Interest income on notes receivables from participants	3,707
Contributions
Employer contributions, net of forfeitures	72,027
Participant and rollover contributions	142,314
Total net contributions	214,341
Total additions	649,755

Deductions
Distributions to participants	540,216
Total deductions	540,216

Net increase	109,539
Net assets available for plan benefits
Beginning of year	4,043,526
End of year	$4,153,065

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description
The following description of the Edison 401(k) Savings Plan (the “Plan”) provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service (“IRS”) limitations. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3% of eligible pay each pay period to the accounts of eligible employees. Fixed profit sharing contributions in 2014 amounted to approximately $540,000. The Plan also accepts rollover contributions from other qualified plans.
Vesting
Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year, except for certain employer contributions made to participating subsidiaries which vest in accordance with the provisions of the Plan document. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.
Forfeitures
At December 31, 2014, and 2013, the unused portion of forfeited non-vested accounts totaled $43,000 and $30,000, respectively. These accounts are used to reduce future employer contributions. During 2014, employer contributions were reduced by $1,455,000 from forfeited non-vested accounts.
Plan Trust
Plan assets are held in trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.
Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”) and Xerox HR Solutions, LLC is the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.
Administrative and Investment Expenses
The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.
Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.

Participant Accounts
Each participant account is adjusted for certain activities, including participant's contribution, the employer's contribution, distributions, loan activities, if applicable, and allocation of investment earnings/losses. Allocation of earnings/losses and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.22% to 10.52% as of December 31, 2014 and mature on various dates through November 2029. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $81,878,000 and $91,443,000 as of December 31, 2014 and 2013, respectively.
Distribution to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
Edison Mission Energy Chapter 11 Bankruptcy Filing and Sale
In December 2012, Edison Mission Energy and certain of its wholly-owned subsidiaries ("EME") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. In March 2014, the Bankruptcy Court approved the sale of substantially all of EME’s assets to NRG Energy, Inc., as well as transactions called for in the Settlement Agreement between EME and Edison International. The sale was completed on April 1, 2014.
As of December 31, 2013 and through March 31, 2014, employees of EME were eligible for benefits in accordance with the provisions of the Plan. Effective April 1, 2014, these employees were no longer eligible for certain benefits, including matching contributions, fixed profit sharing contributions and variable profit sharing contributions. As a result of the completion of the sale of EME, the Plan's distributions increased $63,234,000 and contributions decreased $6,069,000 in 2014 compared to 2013.
In addition, on January 27, 2014, the Plan was amended such that any unvested balance in the Plan for EME's employees as of March 11, 2014 shall fully vest on the date that they cease to be an employee.
Labor Contract Negotiation
Approximately 3,900 of the Company's full-time employees are covered by collective bargaining agreements with the International Brotherhood of Electrical Workers, Local 47 ("IBEW"). The IBEW collective bargaining agreements expired on December 31, 2014 and are currently under negotiation. The parties have agreed to allow the expired agreements to remain in force during ongoing negotiations, subject to either party's right to terminate the agreement on 120 days written notice. The Company has made proposals to IBEW that include, among other things, changes to benefits. The parties have reached a tentative agreement, which is subject to the approval of the IBEW members. As a result, these labor negotiations did not impact the Plan's financial statements at December 31, 2014.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $739,704,000 and $608,398,000 as of December 31, 2014 and 2013, respectively. Such investments represented approximately 18% and 15% of the Plan's net assets as of December 31, 2014 and 2013, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2014, and the quarterly report on Form 10-Q for the period ended March 31, 2015 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated as deemed distributions for active participants, or loan offsets for terminated participants, for tax purposes and also reported as such in the Form 5500. There were no deemed distributions in 2014. Management has determined that to the extent these notes are loan offsets, they are uncollectible and written-off. For the year ended December 31, 2014, $9,676,000 of notes receivable from participants were loan offsets. This amount is included in “Distributions to participants” in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2014 and 2013. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Collective investment funds and the money market fund are valued at the net asset value of shares held by the Plan and the unit value as reported by the investment manager. These fair values are determined by observable prices and are classified as Level 2 because they trade in markets that are not considered active. Collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor’s 500 index, the Russell 1000 growth index, the Russell 2500 index, the MSCI AC World Index excluding the U.S., and a fund that invests in inflation-index bonds issued by the U.S. Treasury.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following: Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts are based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2014 and 2013, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2014
(in thousands)	Level 1	Level 2	Level 3	Total
Edison International common stock fund	$728,711	$10,993	$—	$739,704
Money market fund	—	453,499	—	453,499
Self-directed brokerage accounts [a]	350,892	1,566	—	352,458
Mutual fund	164,874	—	—	164,874
Collective investment funds:
U.S. stock index fund	—	751,470	—	751,470
Treasury inflation protected securities fund	—	139,215	—	139,215
International fund	—	335,469	—	335,469
Fixed income (bond) fund [b]	—	99,068	—	99,068
Large cap equity fund	—	170,920	—	170,920
Small/Mid cap equity fund	—	122,847	—	122,847
Total collective investment funds	—	1,618,989	—	1,618,989
Separate managed funds:
Cash and other short-term investments	—	6,655	—	6,655
Mutual funds	—	4,599	—	4,599
Fixed income securities [b]	44,320	141,824	—	186,144
Common and preferred stocks
Large cap equity funds	306,255	—	—	306,255
Small/Mid cap equity funds	222,193	—	—	222,193
Other	13,113	8,185	—	21,298
Total separate managed funds	585,881	161,263	—	747,144
Total investments at fair value	$1,830,358	$2,246,310	$—	$4,076,668

	Investments at Fair Value as of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Edison International common stock fund	$604,434	$3,964	$—	$608,398
Money market fund	—	492,451	—	492,451
Self-directed brokerage accounts [a]	313,188	4,938	—	318,126
Mutual fund	185,931	—	—	185,931
Collective investment funds:
U.S. stock index fund	—	703,164	—	703,164
Treasury inflation protected securities fund	—	147,300	—	147,300
International fund	—	338,515	—	338,515
Fixed income (bond) fund [b]	—	72,154	—	72,154
Large cap equity fund	—	307,117	—	307,117
Small/Mid cap equity fund	—	132,650	—	132,650
Total collective investment funds	—	1,700,900	—	1,700,900
Separate managed funds:
Cash and other short-term investments	—	8,928	—	8,928
Mutual funds	—	34,116	—	34,116
Fixed income securities [b]	40,057	165,067	—	205,124
Common and preferred stocks
Large cap equity funds	155,157	—	—	155,157
Small/Mid cap equity funds	254,030	—	—	254,030
Other	12,076	13,623	—	25,699
Total separate managed funds	461,320	221,734	—	683,054
Total investments at fair value	$1,564,873	$2,423,987	$—	$3,988,860

[a]
For self-directed accounts, at December 31, 2014 and 2013, respectively, approximately 43% and 41% was invested in mutual funds, 42% and 41% in equities, 14% and 17% in money market mutual funds and 1% and 1% in fixed-income investments.

[b]	The majority of dollar amounts of these securities consist of U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between levels during 2014 and 2013.
New Accounting Guidance Not Yet Adopted
On May 1, 2015, the FASB issued an accounting standards update which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share or its equivalent. This new guidance is effective January 1, 2016.

3.	Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Common Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

4.	Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.

As of December 31, 2014, all participants were able to choose from among 18 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Common Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Accounts: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

5.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(in thousands, except share amounts)	2014	2013
Investments at fair value as determined by quoted market prices:
Edison International Common Stock Fund, 11,128,761 and 13,054,717 shares, respectively (See Note 7)	$739,704	$608,398
Investments at estimated fair value:
Money market fund (see Note 7)	453,499	492,451
U.S. stock index fund	751,470	703,164
Net Appreciation in Fair Value of Investments:
During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)	For year ended December 31, 2014
Investments at fair value as determined by quoted market prices:
Edison International common stock fund	$224,122
Self-directed brokerage accounts	21,644
245,766
Investments at estimated fair value:
Investment funds	155,259
Net appreciation in fair value of investments	$401,025

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2014	2013
Net assets available for plan benefits per the financial statements	$4,153,065	$4,043,526
Less: Amounts allocated to withdrawing participants	(1,253)	(2,619)
Net assets available for plan benefits per the Form 5500	$4,151,812	$4,040,907

The following is a reconciliation of total deductions per the financial statements to the Form 5500:
(in thousands)		For year ended December 31, 2014
Total deductions per the financial statements		$540,216
Add: Amounts allocated to withdrawing participants at December 31, 2014		1,253
Less: Amounts allocated to withdrawing participants at December 31, 2013		(2,619)
Benefits paid to participants per the Form 5500		$538,850
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.	Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund. The Plan Sponsor provides services to the Plan. These transactions qualify as party-in-interest transactions under ERISA.
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $233,000 for 2014 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $106,000 for 2014 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Xerox HR Solutions LLC of $424,000 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Xerox HR Solutions LLC’s charge to the Plan Sponsor for services provided to the Plan.
See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8.	Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9.	Tax Status
The IRS has determined and informed the Plan Sponsor by a letter dated September 29, 2014 that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC.
Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

10.	Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $2,778,000 for the year ended December 31, 2014. On December 11, 2014, the Board of Directors of Edison International declared a common stock dividend of $0.4175 per share which was paid on February 2, 2015 to the shareholders of record as of December 31, 2014. As the record date was at year end, dividend income of $0.4175 per share amounting to approximately $4,610,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2014. For the year ended December 31, 2013, $4,621,000 was accrued in dividend receivable and paid on April 30, 2014.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$739,704
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		453,499
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		751,470
	BlackRock Global Investors	Collective investment in the core treasury inflation protected securities fund		139,215
	PIMCO***	Separate managed account in the core bond fund		102,571
	BlackRock Global Investors	Collective investment in the core bond fund		99,068
	Dodge & Cox***	Separate managed account in the core bond fund		97,752
	Thornburg Investment	Collective investment in the core international stock fund		173,784
	Dodge & Cox	Mutual fund in the core international stock fund		164,874
	BlackRock Global Investors	Collective investment in the core international stock fund		161,685
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index (large company stock) fund		170,920
	Institutional Capital Corporation***	Separate managed account in the core U.S. large company stock fund		157,322
	Westwood Group***	Separate managed account in the core U.S. small-medium company stock fund		59,165
	Delaware Investments***	Separate managed account in the core U.S. small-medium company stock fund		60,812
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		122,847
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		59,239
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		59,323
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		150,960
		Total common collective and separate managed funds		2,531,007
Self-directed brokerage accounts
	Charles Schwab	Self-directed brokerage accounts		352,458
		Total investments		4,076,668
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.22% to 10.52%		81,878
		Total		$4,158,546

*	Party-in-interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	AETNA INC SR UNSECURED 11/24 3.5	$559,042
		FNMA TBA 15 YR 3.5 SINGLE FAMILY MORTGAGE	1,054,824
		FNMA TBA 30 YR 5 SINGLE FAMILY MORTGAGE	1,103,574
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	(1,134,023)
		ALLY FINANCIAL INC COMPANY GUAR 02/15 8.3	502,500
		ALLY FINANCIAL INC COMPANY GUAR 02/17 5.5	525,000
		ALLY FINANCIAL INC COMPANY GUAR 06/15 4.625	201,500
		AMAZON.COM INC SR UNSECURED 12/21 3.3	354,792
		AMAZON.COM INC SR UNSECURED 12/24 3.8	486,647
		AMGEN INC SR UNSECURED 05/19 2.2	647,268
		APPLE INC SR UNSECURED 05/21 2.85	102,296
		MORGAN STANLEY + CO INC CASH COLL (CCP)	69,000
		BP CAPITAL MARKETS PLC COMPANY GUAR 11/22 2.5	232,932
		BANC OF AMERICA COMMERCIAL MOR BACM 2006 5 A2	290,719
		BANK OF AMERICA CORP SR UNSECURED 04/15 4.5	1,312,215
		BANK OF AMERICA CORP SR UNSECURED 03/16 3.625	1,439,333
		BARCLAYS CASH COLLATERAL CCBCYCUS6	9,000
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	557,391
		BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PW10 A4	502,699
		CD COMMERCIAL MORTGAGE TRUST CD 2005 CD1 A4	570,623
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	329,826
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	300,140
		CARDINAL HEALTH INC SR UNSECURED 11/19 2.4	498,374
		CISCO SYSTEMS INC SR UNSECURED 09/15 VAR	1,300,034
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	394,634
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	265,800
		CLOROX COMPANY SR UNSECURED 01/15 5	700,838
		CONOCOPHILLIPS COMPANY GUAR 11/21 2.875	605,982
		CREDIT SUISSE MORTGAGE TRUST CSMC 2006 C5 A1A	1,069,963
		CREDIT SUISSE NY	1,400,000
		DEUTSCHE TELEKOM INT FIN COMPANY GUAR 03/16 5.75	316,799
		DISH DBS CORP COMPANY GUAR 04/18 4.25	1,429,750
		EKSPORTFINANS ASA SR UNSECURED 09/15 2	901,053
		FANNIE MAE NOTES 05/17 5	109,414
		FANNIE MAE NOTES 02/18 0.875	98,854
		FANNIE MAE NOTES 05/18 0.875	98,337
		FANNIE MAE NOTES 09/18 1.875	101,628
		FANNIE MAE FNR 2012 55 PC	1,765,401
		FNMA POOL 257290 FN 07/18 FIXED 4.5	745,640
		FREDDIE MAC FHR 3901 LA	131,484

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	FREDDIE MAC NOTES 10/19 1.25	$3,717,810
		FREDDIE MAC NOTES 01/18 0.75	4,632,550
		FREDDIE MAC NOTES 03/18 0.875	98,795
		FNMA POOL 469379 FN 11/21 FIXED 3.14	3,591,272
		FNMA POOL 471600 FN 06/22 FIXED 2.64	303,856
		FNMA POOL AH2317 FN 02/41 FIXED 6	19,371
		FNMA POOL AL1983 FN 05/22 FIXED VAR	512,290
		FNMA POOL AW3558 FN 05/29 FIXED 3	493,164
		FNMA POOL 654528 FN 12/17 FIXED 4.5	114,522
		FANNIE MAE FNR 2004 10 ZB	56,826
		FREDDIE MAC FHR 2882 ZC	15,810
		FNMA POOL 702657 FN 06/18 FIXED 4.5	124,516
		FNMA POOL 725236 FN 03/34 FIXED VAR	18,260
		FNMA POOL 831834 FN 09/36 FIXED 6	1,285,430
		FNMA POOL 888638 FN 09/37 FIXED VAR	552,624
		FNMA POOL 894948 FN 08/36 FIXED 6	34,998
		FNMA POOL 995279 FN 12/38 FIXED VAR	29,900
		FORD MOTOR CREDIT CO LLC SR UNSECURED 04/15 7	1,627,531
		GOLDMAN SACHS GROUP INC SR UNSECURED 12/17 VAR	998,523
		INDU + COML BNK CHINA NY SR UNSECURED 11/19 3.231	502,104
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	553,437
		INGRAM MICRO INC SR UNSECURED 12/24 4.95	249,918
		INTL LEASE FINANCE CORP SR UNSECURED 03/17 8.75	886,000
		INTL LEASE FINANCE CORP SR UNSECURED 05/16 5.75	311,250
		INTESA SANPAOLO NEW YORK CERT OF DEPO 04/15 1.65	1,403,310
		JPMORGAN CHASE + CO SR UNSECURED 02/17 VAR	897,728
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	1,587,341
		JPMORGAN CHASE + CO SR UNSECURED 06/15 3.4	1,519,415
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2006 LDP8 A1A	177,656
		KLA TENCOR CORP SR UNSECURED 11/21 4.125	102,433
		KLA TENCOR CORP SR UNSECURED 11/24 4.65	310,574
		KINDER MORGAN INC/DELAWA COMPANY GUAR 12/19 3.05	99,205
		KOREA DEVELOPMENT BANK SR UNSECURED 08/17 3.5	208,198
		KRAFT FOODS GROUP INC SR UNSECURED 06/15 1.625	401,704
		KROGER CO/THE COMPANY GUAR 10/15 3.9	735,462
		MCKESSON CORP SR UNSECURED 09/15 VAR	900,281
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	98,039
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	139,287

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	MORGAN STANLEY CAPITAL I TRUST MSC 2005 HQ7 A4	$450,418
		MORGAN STANLEY SR UNSECURED 05/19 7.3	474,458
		MORGAN STANLEY CAPITAL I TRUST MSC 2007 HQ13 A2	784,620
		HELLENIC RAILWAY ORG GOVT GUARANT 12/16 4.5	86,495
		ONEOK PARTNERS LP COMPANY GUAR 02/16 3.25	306,007
		OWENS CORNING COMPANY GUAR 12/24 4.2	246,717
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/18 5.875	585,882
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/19 7.875	1,052,370
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	4,599,337
		SLM STUDENT LOAN TRUST SLMA 2002 7X A5 REGS	54,785
		RESIDENTIAL ACCREDIT LOANS, IN RALI 2005 QA1 A1	319,807
		ROYAL BK OF CANADA	1,295,057
		NAVIENT CORP SR UNSECURED 01/17 6	733,250
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,936,710
		SANTANDER DRIVE AUTO RECEIVABL SDART 2014 4 A1	370,007
		SPRINT CAPITAL CORP COMPANY GUAR 05/19 6.9	204,000
		STATOIL ASA COMPANY GUAR 11/18 VAR	901,352
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	83,660
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	143,231
		STRUCTURED ASSET SECURITIES CO SASC 2004 13 2A1	682,560
		TELEFONICA EMISIONES SAU COMPANY GUAR 02/16 3.992	308,548
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	167,640
		TSY INFL IX N/B 01/25 2.375	8,430,239
		US TREASURY N/B 05/44 3.375	4,615,702
		US TREASURY N/B 08/44 3.125	9,473,746
		US TREASURY N/B 09/21 2.125	657,313
		US TREASURY N/B 11/24 2.25	4,857,419
		US TREASURY N/B 12/17 1	399,062
		UNITEDHEALTH GROUP INC SR UNSECURED 12/19 2.3	602,478
		VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	110,423
		VERIZON COMMUNICATIONS SR UNSECURED 11/21 3	961,578
		WACHOVIA BANK COMMERCIAL MORTG WBCMT 2006 C27 A1A	120,660
		WALGREENS BOOTS ALLIANCE SR UNSECURED 05/16 VAR	499,985
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	444,858
		WELLS FARGO HOME EQUITY TRUST WFHET 2005 2 M5	104,479
		DEUTCHE BANK CCD CCDEUCUS4 DEUTCHE CCD	1,000
		GOLDMAN CCP USD GOLDMAN CCP CCGSCCUS0	460,000
		WORLD OMNI AUTOMOBILE LEASE SE WOLS 2014 A A1	200,332

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	CCFOBZUS0 CREDIT SUISSE CCP US CCFOBZUS0 CASH COLL CCP COC US	$413,000
		SWAP BANK OF AMERICA BOC SWAP CASH COLLATERAL USD	(270,000)
		MORGAN STANLEY CAP SVCS BOC SWAP CASH COLLATERAL USD	(33,000)
		SWPC383G9 CDS USD R F 5.00000	280,026
		SWPC383G9 CDS USD P V 03MEVENT	(282,000)
		SWPC885M9 CDS USD R F 1.00000	1,317,408
		SWPC885M9 CDS USD P V 03MEVENT	(1,300,000)
		SWU001RO4 IRS MXN R F 5.50000 VANILLA	19,838
		SWU001RO4 IRS MXN P V 01MTIIE VANILLA	(20,353)
		SWU003FJ4 IRS USD R F 1.00000 OIS 1.0 FEDL01 101515 CME CCP	993,418
		SWU003FJ4 IRS USD P V 00MFFED FEDL01 10/15/15 CME CCP	(1,000,000)
		SWU004M21 IRS MXN R F 5.75000 VANILLA	6,686
		SWU004M21 IRS MXN P V 01MTIIE VANILLA	(6,784)
		SWU004MY1 IRS MXN R F 5.75000 VANILLA	6,686
		SWU004MY1 IRS MXN P V 01MTIIE VANILLA	(6,784)
		SWU004NJ3 IRS MXN R F 5.75000 VANILLA	3,343
		SWU004NJ3 IRS MXN P V 01MTIIE VANILLA	(3,392)
		BWU004X94 IRS USD R V 03MLIBOR CME CCP	1,745,401
		BWU004X94 IRS USD P F 3.50000 CME CCP	(2,100,000)
		SWPC00Y83 CDS USD R F 1.00000 SOVEREIGN	398,613
		SWPC00Y83 CDS USD P V 03MEVENT SOVEREIGN	(400,000)
		SWPC236P8 CDS USD R F 1.00000 SOVEREIGN	1,594,454
		SWPC236P8 CDS USD P V 03MEVENT SOVEREIGN	(1,600,000)
		SWPC02DJ8 CDS USD R F 1.00000	4,024,993
		SWPC02DJ8 CDS USD P V 03MOTC	(4,000,000)
		SWPC02PY2 CDS USD R F 1.00000 CORPORATE	1,843,693
		SWPC02PY2 CDS USD P V 03MEVENT CORPORATE	(1,800,000)
		SWPC02RC8 CDS USD R F 1.00000 CORPORATE	1,846,439
		SWPC02RC8 CDS USD P V 03MEVENT CORPORATE	(1,800,000)
		SWPC02RA2 CDS USD R F 1.00000 CORPORATE	1,837,406
		SWPC02RA2 CDS USD P V 03MEVENT CORPORATE	(1,800,000)
		SWPC02R87 CDS USD R F 1.00000 CORPORATE	1,832,890
		SWPC02R87 CDS USD P V 03MEVENT CORPORATE	(1,800,000)
		SWPC03EO4 CDS USD R F 1.00000 SOVEREIGN	896,506
		SWPC03EO4 CDS USD P V 03MEVENT SOVEREIGN	(900,000)
		SWPC03EP1 CDS USD R F 1.00000 SOVEREIGN	597,670
		SWPC03EP1 CDS USD P V 03MEVENT SOVEREIGN	(600,000)
		SWPC03EQ9 CDS USD R F 1.00000 SOVEREIGN	896,506

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	SWPC03EQ9 CDS USD P V 03MEVENT SOVEREIGN	$(900,000)
		SWPC03FY1 CDS USD R F 1.00000 SOVEREIGN	397,669
		SWPC03FY1 CDS USD P V 03MEVENT SOVEREIGN	(400,000)
		SWPC04S66 CDS EUR R F 1.00000 FIX SOVEREIGN	572,185
		SWPC04S66 CDS EUR P V 03MEVENT FLO SOVEREIGN	(605,025)
		SWPC04XX1 CDS USD R F 1.00000 4AB951AB1	301,761
		SWPC04XX1 CDS USD P V 00MEVENT US465410AH18	(300,000)
		SWU009GC5 IRS MXN R F 5.50000 SWU009GC5 CCPVANILLA CME	132,382
		SWU009GC5 IRS MXN P V 01MTIIE SWUV09GC7 CCPVANILLA CME	(135,688)
		SWPC02J45 CDS USD R F .11000 1 ABX	1,012,004
		SWPC02J45 CDS USD P V 01MEVENT 2 ABX	(1,265,252)
		SWPC02J52 CDS USD R F .11000 1 ABX	289,144
		SWPC02J52 CDS USD P V 01MEVENT 2 ABX	(361,500)
		BWU009X02 IRS USD R V 03MLIBOR SWUV09X04 CCPVANILLA	4,964,628
		BWU009X02 IRS USD P F 3.00000 SWU009X02 CCPVANILLA	(5,300,000)
		SWU00AFR0 IRS MXN R F 5.60000 SWU00AFR0 CCPVANILLA CME	417,474
		SWU00AFR0 IRS MXN P V 01MTIIE SWUV0AFR2 CCPVANILLA CME	(407,063)
		SWU00AFO7 IRS MXN R F 5.00000 SWU00AFO7 CCPVANILLA CME	27,457
		SWU00AFO7 IRS MXN P V 01MTIIE SWUV0AFO9 CCPVANILLA CME	(27,138)
		SWU00AI63 IRS MXN R F 6.35000 SWU00AI63 CCPVANILLA	35,221
		SWU00AI63 IRS MXN P V 01MTIIE SWUV0AI65 CCPVANILLA	(33,922)
		SWPC06NT6 CDS USD R F 1.00000 FIX SOVEREIGN	297,115
		SWPC06NT6 CDS USD P V 03MEVENT FLO SOVEREIGN	(300,000)
		SWPC06O16 CDS USD R F 1.00000 FIX SOVEREIGN	297,115
		SWPC06O16 CDS USD P V 03MEVENT FLO SOVEREIGN	(300,000)
		SWPC06SY0 CDS USD R F 1.00000 FIX SOVEREIGN	198,077
		SWPC06SY0 CDS USD P V 03MEVENT FLO SOVEREIGN	(200,000)
		SWPC06WV1 CDS USD R F 1.00000 1 CCPCDX	22,556,727
		SWPC06WV1 CDS USD P V 03MEVENT 2 CCPCDX	(22,200,000)
		BWU00AO66 IRS USD R V 03MLIBOR SWUV0AO68 CCPVANILLA	2,631,909
		BWU00AO66 IRS USD P F 2.55000 SWU00AO66 CCPVANILLA	(2,700,000)
		SWPC07DX6 CDS USD R F 1.00000 FIX SOVEREIGN	403,584
		SWPC07DX6 CDS USD P V 03MEVENT FLO SOVEREIGN	(400,000)
		SWPC31H95 CDS USD R F 5.00000 FIX CDXTRANCHE	284,857
		SWPC31H95 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250,000)
		SWPC31J02 CDS USD R F 5.00000 FIX CDXTRANCHE	284,857
		SWPC31J02 CDS USD P V 03MEVENT FLO CDXTRANCHE	(250,000)
		SWPC07B18 CDS USD R F 5.00000 FIX CORPORATE	203,733

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	SWPC07B18 CDS USD P V 03MEVENT FLO CORPORATE	$(200,000)
		SWU00B664 IRS MXN R F 6.00000 SWU00B664 CCPVANILLA CME	6,810
		SWU00B664 IRS MXN P V 01MTIIE SWUV0B666 CCPVANILLA CME	(6,784)
		SWU00A3Z5 IRS MXN R F 5.75000 SWU00A3Z5 CCPVANILLA CME	3,344
		SWU00A3Z5 IRS MXN P V 01MTIIE SWUV0A3Z7 CCPVANILLA CME	(3,392)
		SWU00B649 IRS MXN R F 5.75000 SWU00B649 CCPVANILLA CME	68,720
		SWU00B649 IRS MXN P V 01MTIIE SWUV0B641 CCPVANILLA CME	(67,844)
		BWU00B888 IRS USD R V 03MLIBOR SWUV0B880 CCPVANILLA	3,491,881
		BWU00B888 IRS USD P F 1.80000 SWU00B888 CCPVANILLA	(3,500,000)
		BWU00B938 IRS USD R V 03MLIBOR SWUV0B930 CCPVANILLA	1,692,028
		BWU00B938 IRS USD P F 1.85000 SWU00B938 CCPVANILLA	(1,700,000)
		3175030L5 OTC EPUT USD VS JPY FEB19 80.0 PUT	(1,560)
		317U557G4 IRO EUR 10Y GLM JAN15 1.2 CALL	(67,022)
		317U729G7 IRO USD 10Y P 2.8000 FEB15 2.8 PUT	(110)
		317U958G9 IRO USD 5Y P 2.6000 SEP15 2.6 PUT	(7,878)
		317U986G5 IRO EUR 10Y C 0.9500 MAR15 0.95 CALL	(5,743)
		317U987G4 IRO EUR 10Y P 1.5500 MAR15 1.55 PUT	(81)
		317515NM2 CDX.O P 1.10 IG23 5Y JAN15 1.1 PUT	(60)
		317541GI5 ITRAXX P1.1EU22 5Y JAN15 1.1 PUT	(6)
		317541GL8 ITRAXX.O P 1.20 EU22 JAN15 1.2 PUT	(4)
		317541GT1 ITRAXX.O C 0.60 EU22 JAN15 0.6 CALL	(1,296)
		317541GQ7 ITRAXX.O P 1.00 EU22 JAN15 1 PUT	(33)
		317541GW4 ITRAXX.O EU22 5Y GST JAN15 0.6 CALL	(707)
		317541GV6 ITRAXX.O EU22 5Y GST JAN15 1 PUT	(33)
		317541LV0 ITRAXX.O P 0.90 EU22 JAN15 0.9 PUT	(78)
		317541LX6 ITRAXX.O P 0.90 EU22 JAN15 0.9 PUT	(78)
		317541LW8 ITRAXX.O C 0.60 EU22 JAN15 0.6 CALL	(589)
		317541HG8 ITRAXX.O EU22 5Y SOG JAN15 0.9 PUT	(47)
		317541HI4 ITRAXX.O C 0.60 EU22 JAN15 0.6 CALL	(353)
		3175NAB24 CDX.O C 0.55 IG23 5Y FEB15 0.55 CALL	(435)
		3175NAB16 CDX.O P 0.80 IG23 5Y FEB15 0.8 PUT	(5,175)
		317541T59 ITRAXX.O C 0.55 EU22 FEB15 0.55 CALL	(377)
		317541F62 ITRAXX.O P 0.85 EU22 FEB15 0.85 PUT	(379)
		317U480H4 IRO USD 2Y C 1.1400 DEC15 1.14 CALL	29,782
		317U476H0 IRO USD 10Y C 2.1500 DEC15 2.15 CALL	(43,258)
		317U518H0 IRO USD 10Y P 2.4200 JAN15 2.42 PUT	(1,566)
		3175NA232 CDX.O P 0.85 IG23 5Y FEB15 0.85 PUT	(2,334)
		317U536H8 IRO USD 10Y C 2.0000 DEC15 2 CALL	(8,354)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	317U535H9 IRO USD 2Y C 1.1250 DEC15 1.125 CALL	$7,130
		317515QN7 CDX.O P 1.00 IG23 5Y MAR15 1 PUT	(2,972)
		3175NA315 ITRAXX.O P 0.90 EU22 JAN15 0.9 PUT	(533)
		3175NA323 ITRAXX.O P 0.85 EU22 JAN15 0.85 PUT	(399)
		BUONI POLIENNALI DEL TES BONDS 05/17 4.75	132,589
		BUONI POLIENNALI DEL TES BONDS 06/17 4.75	132,902
		GRANITE MASTER ISSUER PLC GRANM 2006 1X A7 REGS	245,524
		BONOS Y OBLIG DEL ESTADO BONDS 01/18 4.5	405,654
		BUONI POLIENNALI DEL TES BONDS 05/16 2.25	371,818
		BUONI POLIENNALI DEL TES BONDS 05/17 1.15	244,937
		LETRA TESOURO NACIONAL BILLS 10/15 0.00000	1,030,709
		GRANITE MASTER ISSUER PLC GRANM 2005 1 A5 REGS	214,819
		GRANITE MASTER ISSUER PLC GRANM 2005 1 A6 REGS	218,243
		ICICI BANK LTD/HONG KONG SR UNSECURED REGS 11/20 5.75	1,109,728
		Total PIMCO	102,570,970
	Dodge & Cox	TIME WARNER INC COMPANY GUAR 04/31 7.625	1,010,748
		TIME WARNER INC COMPANY GUAR 05/32 7.7	381,466
		AT+T INC SR UNSECURED 02/39 6.55	616,288
		AMERICAN EXPRESS CREDIT ACCOUN AMXCA 2014 4 A	499,165
		BNP PARIBAS SUBORDINATED 10/24 4.25	732,462
		BAC CAPITAL TRUST XI LIMITD GUARA 05/36 6.625	670,188
		BANK OF AMERICA CORP SR UNSECURED 06/19 7.625	501,574
		BANK OF AMERICA CORP SR UNSECURED 07/20 5.625	313,112
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	494,082
		BARCLAYS PLC SUBORDINATED 09/24 4.375	482,609
		BECTON DICKINSON AND CO SR UNSECURED 12/24 3.734	128,697
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	638,654
		BOSTON PROPERTIES LP SR UNSECURED 09/23 3.125	341,752
		BOSTON SCIENTIFIC CORP SR UNSECURED 01/20 6	591,664
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	976,157
		CIGNA CORP SR UNSECURED 05/19 8.5	221,272
		CIGNA CORP SR UNSECURED 06/20 5.125	585,070
		CIGNA CORP SR UNSECURED 03/41 5.875	186,750
		CALIFORNIA ST CAS 10/39 FIXED 7.3	257,773
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,481,275
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	964,371
		CHASE ISSUANCE TRUST CHAIT 2012 A5 A5	535,169

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	CHASE ISSUANCE TRUST CHAIT 2012 A8 A8	$1,126,443
		CHASE ISSUANCE TRUST CHAIT 2014 A6 A6	1,245,861
		CHASE ISSUANCE TRUST CHAIT 2014 A7 A	474,954
		CITIGROUP INC SR UNSECURED 11/17 6.125	250,894
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	972,828
		COMCAST CORP COMPANY GUAR 02/18 5.875	281,281
		CONOCOPHILLIPS COMPANY GUAR 11/24 3.35	985,088
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	673,375
		DOMINION RESOURCES INC JR SUBORDINA 10/54 VAR	495,622
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	366,085
		DOW CHEMICAL CO/THE SR UNSECURED 05/19 8.55	561,947
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	405,633
		DOW CHEMICAL CO/THE SR UNSECURED 11/20 4.25	106,913
		ERP OPERATING LP SR UNSECURED 12/21 4.625	164,101
		ERP OPERATING LP SR UNSECURED 04/23 3	316,970
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	4,677,285
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	183,352
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	169,583
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	859,136
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	197,505
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	3,192,643
		FED HM LN PC POOL G12511 FG 02/22 FIXED 6	931,068
		FED HM LN PC POOL G13824 FG 12/24 FIXED 5.5	786,473
		FED HM LN PC POOL G14585 FG 10/26 FIXED 4	924,624
		FED HM LN PC POOL G14678 FG 12/26 FIXED 4	259,082
		FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	104,513
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	414,379
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	888,793
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	4,808,428
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	213,260
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	448,967
		FED HM LN PC POOL V80953 FG 01/44 FIXED 4.5	386,412
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	425,577
		FANNIE MAE FNR 2013 106 MA	228,849
		FANNIEMAE ACES FNA 2014 M13 ASQ2	241,601
		FREDDIE MAC FHR 4283 EW	1,211,106
		FNMA POOL AL0376 FN 08/38 FLOATING VAR	240,118
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	209,006

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	FNMA POOL AL3997 FN 09/41 FLOATING VAR	$388,384
		FNMA POOL AL6209 FN 07/21 FIXED VAR	252,368
		FNMA POOL AL5957	846,885
		FNMA POOL AS0923 FN 11/43 FIXED 4.5	298,236
		FNMA POOL AW4688 FN 05/44 FLOATING VAR	435,961
		FANNIE MAE FNR 2005 87 FB	628,258
		FREDDIE MAC FHR 2957 VZ	622,175
		FANNIE MAE FNR 2009 66 ET	231,222
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	260,169
		FANNIE MAE FNR 2007 50 DZ	404,868
		FNMA POOL 704235 FN 05/33 FIXED 5.5	129,175
		FNMA POOL 725228 FN 03/34 FIXED VAR	2,954
		FNMA POOL 725229 FN 03/34 FIXED VAR	195,734
		FNMA POOL 735503 FN 04/35 FIXED VAR	4,461
		FNMA POOL 888368 FN 03/37 FIXED VAR	906,475
		FNMA POOL 888560 FN 11/35 FIXED VAR	189,445
		FNMA POOL 889072 FN 12/37 FIXED VAR	740,960
		FNMA POOL 889984 FN 10/38 FIXED VAR	681,857
		FNMA POOL 965097 FN 09/38 FLOATING VAR	319,668
		FNMA POOL 976853 FN 11/29 FIXED 5.5	360,844
		FNMA POOL 995006 FN 10/38 FLOATING VAR	119,063
		FNMA POOL 995051 FN 03/37 FIXED VAR	166,857
		FNMA POOL AB1763 FN 11/30 FIXED 4	121,494
		FNMA POOL AB3301 FN 07/26 FIXED 4	144,634
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	1,080,833
		FNMA POOL AD0198 FN 09/38 FIXED VAR	171,677
		FNMA POOL AD0244 FN 10/24 FIXED VAR	1,079,537
		FNMA POOL AE0952 FN 05/38 FIXED VAR	643,784
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/15 5.625	257,961
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	723,617
		GENERAL ELEC CAP CORP COMPANY GUAR 01/20 5.5	629,517
		GENERAL ELEC CAP CORP COMPANY GUAR 09/20 4.375	438,094
		GENERAL ELEC CAP CORP COMPANY GUAR 01/21 4.625	139,324
		HCA INC COMPANY GUAR 02/16 6.5	678,437
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	1,060,031
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	197,820
		HEALTH NET INC SR UNSECURED 06/17 6.375	297,000
		HEWLETT PACKARD CO SR UNSECURED 03/18 5.5	165,556

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	HEWLETT PACKARD CO SR UNSECURED 12/16 3.3	$258,181
		ILLINOIS ST ILS 03/16 FIXED 4.961	286,476
		ILLINOIS ST ILS 03/17 FIXED 5.365	454,984
		ILLINOIS ST ILS 03/18 FIXED 5.665	383,260
		KINDER MORGAN INC/DELAWA COMPANY GUAR 06/25 4.3	175,082
		LAFARGE SA SR UNSECURED 07/16 6.5	772,125
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	252,285
		MACYS RETAIL HLDGS INC COMPANY GUAR 12/34 4.5	100,695
		MACYS RETAIL HLDGS INC COMPANY GUAR 07/24 6.65	1,316,976
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	471,357
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	187,996
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	300,433
		NOKIA OYJ SR UNSECURED 05/19 5.375	347,750
		NORDSTROM INC SR UNSECURED 01/18 6.25	281,958
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	490,875
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/21 5.375	347,464
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	86,008
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 03/24 6.25	708,897
		PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	467,550
		REED ELSEVIER CAPITAL COMPANY GUAR 01/19 8.625	122,313
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6	568,259
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	653,044
		NAVIENT CORP SR UNSECURED 06/18 8.45	423,700
		NAVIENT CORP SR UNSECURED 01/16 6.25	130,000
		NAVIENT CORP SR UNSECURED 01/17 6	366,625
		NAVIENT CORP SR UNSECURED 09/17 4.625	50,750
		SPRINT COMMUNICATIONS SR UNSECURED 12/16 6	706,067
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,311,152
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	727,075
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	241,875
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/18 6.999	333,000
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	139,375
		TIME WARNER CABLE INC COMPANY GUAR 04/19 8.25	1,438,368
		UNION PACIFIC CORP SR UNSECURED 07/22 4.163	329,572
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	613,095
		US TREASURY N/B 03/17 0.75	1,499,413
		US TREASURY N/B 03/19 1.625	2,762,246
		US TREASURY N/B 10/17 0.875	8,621,869
		US TREASURY N/B 11/24 2.25	503,359
		US TREASURY N/B 02/17 0.875	1,253,027

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	US TREASURY N/B 09/15 0.25	$1,400,766
		US TREASURY N/B 10/16 0.625	375,117
		US TREASURY N/B 05/19 1.5	324,187
		US TREASURY N/B 07/19 1.625	1,978,084
		VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	800,569
		VERIZON COMMUNICATIONS SR UNSECURED 09/43 6.55	96,086
		VERIZON COMMUNICATIONS SR UNSECURED 03/24 4.15	647,022
		VULCAN MATERIALS CO SR UNSECURED 12/16 6.5	14,910
		VULCAN MATERIALS CO SR UNSECURED 06/21 7.5	460,175
		ANTHEM INC SR UNSECURED 02/19 7	734,100
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	333,798
		XEROX CORPORATION SR UNSECURED 02/17 6.75	1,047,117
		Total Dodge & Cox	97,751,855
	Institutional Capital Corporation	AMERIPRISE FINANCIAL INC COMMON STOCK USD.01	4,496,500
		BANK OF AMERICA CORP COMMON STOCK USD.01	6,684,598
		BOEING CO/THE COMMON STOCK USD5.	7,090,409
		BRISTOL MYERS SQUIBB CO COMMON STOCK USD.1	3,119,735
		CAMERON INTERNATIONAL CORP COMMON STOCK USD.01	2,442,555
		CITIGROUP INC COMMON STOCK USD.01	5,251,375
		COMCAST CORP CLASS A COMMON STOCK USD.01	8,324,439
		ENCANA CORP COMMON STOCK	1,452,882
		EXELON CORP COMMON STOCK NPV	3,659,796
		EXPRESS SCRIPTS HOLDING CO COMMON STOCK USD.01	4,161,530
		FORD MOTOR CO COMMON STOCK USD.01	2,853,550
		GENERAL ELECTRIC CO COMMON STOCK USD.06	9,084,565
		GOLDMAN SACHS GROUP INC COMMON STOCK USD.01	5,427,240
		HONEYWELL INTERNATIONAL INC COMMON STOCK USD1.	5,285,768
		JOHNSON CONTROLS INC COMMON STOCK USD.01388	5,066,032
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,864,028
		LIBERTY MEDIA CORP C COMMON STOCK USD.01	2,066,770
		MONSANTO CO COMMON STOCK USD.01	6,033,235
		MOSAIC CO/THE COMMON STOCK USD.01	2,291,630
		NETAPP INC COMMON STOCK USD.001	3,212,375
		NORTHERN TRUST CORP COMMON STOCK USD1.667	3,588,915
		OCCIDENTAL PETROLEUM CORP COMMON STOCK USD.2	6,053,811
		OMNICOM GROUP COMMON STOCK USD.15	3,912,235
		ORACLE CORP COMMON STOCK USD.01	5,153,562
		PNC FINANCIAL SERVICES GROUP COMMON STOCK USD5.	4,953,789

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Institutional Capital Corporation	PFIZER INC COMMON STOCK USD.05	$8,458,782
		QUALCOMM INC COMMON STOCK USD.0001	3,608,721
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	545,709
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.	3,616,907
		UNITEDHEALTH GROUP INC COMMON STOCK USD.01	4,872,538
		VALEANT PHARMACEUTICALS INTE COMMON STOCK NPV	4,343,388
		VIACOM INC CLASS B COMMON STOCK USD.001	5,474,437
		VODAFONE GROUP PLC SP ADR ADR	3,857,930
		COVIDIEN PLC COMMON STOCK USD.2	5,650,970
		PENTAIR PLC COMMON STOCK USD.01	601,101
		ASML HOLDING NV NY REG SHS NY REG SHRS EUR.09	2,760,448
		Total Institutional Capital Corporation	157,322,255
	Westwood Group	AMC NETWORKS INC A COMMON STOCK	1,460,333
		ALEXANDRIA REAL ESTATE EQUIT REIT USD.01	887,400
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	601,654
		ARRIS GROUP INC COMMON STOCK USD.01	1,280,056
		BANKUNITED INC COMMON STOCK USD.01	1,103,757
		B/E AEROSPACE INC COMMON STOCK USD.01	667,230
		BEACON ROOFING SUPPLY INC COMMON STOCK USD.01	633,840
		BOISE CASCADE CO COMMON STOCK USD.01	1,062,490
		BONANZA CREEK ENERGY INC COMMON STOCK USD.001	319,200
		BROADRIDGE FINANCIAL SOLUTIO COMMON STOCK USD.01	1,154,500
		CARDTRONICS INC COMMON STOCK USD.0001	1,585,638
		CLOUD PEAK ENERGY INC COMMON STOCK USD.01	501,228
		COLFAX CORP COMMON STOCK USD.001	470,731
		COMERICA INC COMMON STOCK USD5.	637,024
		CONMED CORP COMMON STOCK USD.01	269,760
		DARLING INGREDIENTS INC COMMON STOCK USD.01	110,776
		DEAN FOODS CO COMMON STOCK USD.01	569,772
		DIAMONDROCK HOSPITALITY CO REIT USD.01	322,679
		DICK S SPORTING GOODS INC COMMON STOCK USD.01	913,560
		EAST WEST BANCORP INC COMMON STOCK USD.001	627,102
		ENERGIZER HOLDINGS INC COMMON STOCK USD.01	1,234,176
		EQUIFAX INC COMMON STOCK USD1.25	1,302,007
		FLIR SYSTEMS INC COMMON STOCK USD.01	636,507
		FIRST FINANCIAL BANCORP COMMON STOCK NPV	892,320
		HAEMONETICS CORP/MASS COMMON STOCK USD.01	924,274

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Westwood Group	JACK HENRY + ASSOCIATES INC COMMON STOCK USD.01	$618,355
		HOSPIRA INC COMMON STOCK USD.01	1,243,375
		HUBBELL INC CL B COMMON STOCK USD.01	388,754
		IAC/INTERACTIVECORP COMMON STOCK USD.001	1,355,617
		INLAND REAL ESTATE CORP REIT USD.01	649,072
		INTEGRA LIFESCIENCES HOLDING COMMON STOCK USD.01	710,413
		JOY GLOBAL INC COMMON STOCK USD1.	944,356
		J2 GLOBAL INC COMMON STOCK USD.01	1,500,400
		KLX INC COMMON STOCK USD.01	237,188
		LANDSTAR SYSTEM INC COMMON STOCK USD.01	565,734
		LEAR CORP COMMON STOCK USD.01	643,993
		LIFE TIME FITNESS INC COMMON STOCK USD.02	628,595
		LITHIA MOTORS INC CL A COMMON STOCK NPV	762,872
		MANPOWERGROUP INC COMMON STOCK USD.01	613,530
		MEADWESTVACO CORP COMMON STOCK USD.01	643,655
		MEDNAX INC COMMON STOCK USD.01	1,176,758
		MEREDITH CORP COMMON STOCK USD1.	765,912
		HERMAN MILLER INC COMMON STOCK USD.2	562,113
		OASIS PETROLEUM INC COMMON STOCK USD.01	398,614
		ON SEMICONDUCTOR CORP COMMON STOCK USD.01	1,129,495
		PDC ENERGY INC COMMON STOCK USD.01	623,177
		PERKINELMER INC COMMON STOCK USD1.	647,204
		POTLATCH CORP REIT USD1.	921,266
		PREMIER INC CLASS A COMMON STOCK USD.01	945,546
		PRIMORIS SERVICES CORP COMMON STOCK USD.0001	532,196
		PRIVATEBANCORP INC COMMON STOCK NPV	1,319,600
		QUESTAR CORP COMMON STOCK NPV	1,208,384
		RSP PERMIAN INC COMMON STOCK USD.01	744,144
		RENT A CENTER INC COMMON STOCK USD.01	984,272
		REX ENERGY CORP COMMON STOCK USD.001	319,770
		ROCK TENN COMPANY CL A COMMON STOCK USD.01	707,368
		ROCKWOOD HOLDINGS INC COMMON STOCK USD.01	614,640
		RUSH ENTERPRISES INC CL A COMMON STOCK USD.01	314,090
		SVB FINANCIAL GROUP COMMON STOCK USD.001	1,288,377
		STAG INDUSTRIAL INC REIT USD.01	606,008
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	335,503
		TELEFLEX INC COMMON STOCK USD1.	1,240,056
		TIMKEN CO COMMON STOCK NPV	584,716

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Westwood Group	TREX COMPANY INC COMMON STOCK USD.01	$698,312
		TRIMBLE NAVIGATION LTD COMMON STOCK NPV	971,364
		TRUEBLUE INC COMMON STOCK NPV	649,700
		VISHAY INTERTECHNOLOGY INC COMMON STOCK USD.1	601,375
		WATTS WATER TECHNOLOGIES A COMMON STOCK USD.1	1,256,112
		WINTRUST FINANCIAL CORP COMMON STOCK NPV	1,229,788
		WOODWARD INC COMMON STOCK USD.00292	1,230,750
		AMDOCS LTD COMMON STOCK GBP.0001	1,492,960
		AVG TECHNOLOGIES COMMON STOCK EUR.01	1,391,670
		Total Westwood Group	59,165,163
	Delaware Investments	ABIOMED INC COMMON STOCK USD.01	1,889,679
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	2,865,240
		ATHENAHEALTH INC COMMON STOCK USD.01	1,376,865
		BIO TECHNE CORP COMMON STOCK USD.01	3,116,190
		BLACKBAUD INC COMMON STOCK USD.001	2,420,397
		COUPONS.COM INC COMMON STOCK USD.00001	862,330
		DINEEQUITY INC COMMON STOCK USD.01	3,756,953
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	1,470,145
		ELLIE MAE INC COMMON STOCK USD.0001	1,064,448
		EQUITY COMMONWEALTH REIT USD.01	2,683,798
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	2,411,170
		GRACO INC COMMON STOCK USD1.	3,237,267
		HEARTLAND PAYMENT SYSTEMS IN COMMON STOCK USD.001	3,722,550
		J2 GLOBAL INC COMMON STOCK USD.01	3,660,170
		MSCI INC COMMON STOCK USD.01	3,441,772
		NIC INC COMMON STOCK NPV	1,484,643
		OUTFRONT MEDIA INC REIT USD.01	1,062,864
		RITCHIE BROS AUCTIONEERS COMMON STOCK NPV	2,057,757
		SALLY BEAUTY HOLDINGS INC COMMON STOCK USD.01	3,291,485
		SHUTTERSTOCK INC COMMON STOCK USD.01	1,703,315
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	756,782
		ULTA SALON COSMETICS + FRAGR COMMON STOCK USD.01	2,504,513
		VERIFONE SYSTEMS INC COMMON STOCK USD.01	2,661,362
		ZEBRA TECHNOLOGIES CORP CL A COMMON STOCK USD.01	2,838,083
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	2,085,119
		CORE LABORATORIES N.V. COMMON STOCK EUR.02	2,386,824
		Total Delaware Investments	60,811,721

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Next Century	ABIOMED INC COMMON STOCK USD.01	$636,934
		ACADIA HEALTHCARE CO INC COMMON STOCK USD.01	590,187
		ADVISORY BOARD CO/THE COMMON STOCK USD.01	475,106
		AKORN INC COMMON STOCK NPV	1,792,443
		ALIGN TECHNOLOGY INC COMMON STOCK USD.0001	589,403
		BENEFITFOCUS INC COMMON STOCK USD.001	954,790
		BUFFALO WILD WINGS INC COMMON STOCK NPV	780,144
		CANADIAN SOLAR INC COMMON STOCK NPV	813,921
		CENTENE CORP COMMON STOCK USD.001	2,831,055
		CEPHEID INC COMMON STOCK NPV	1,335,580
		COGNEX CORP COMMON STOCK USD.002	695,667
		COSTAR GROUP INC COMMON STOCK USD.01	929,351
		DR HORTON INC COMMON STOCK USD.01	681,894
		DEALERTRACK TECHNOLOGIES INC COMMON STOCK USD.01	1,088,209
		DIAMONDBACK ENERGY INC COMMON STOCK USD.01	487,745
		EAGLE MATERIALS INC COMMON STOCK USD.01	1,050,507
		ELLIE MAE INC COMMON STOCK USD.0001	165,997
		FIESTA RESTAURANT GROUP COMMON STOCK USD.01	1,671,818
		GOGO INC COMMON STOCK USD.0001	444,426
		GRANITE CONSTRUCTION INC COMMON STOCK USD.01	1,029,734
		GREENBRIER COMPANIES INC COMMON STOCK NPV	647,661
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	1,104,240
		HEALTH NET INC COMMON STOCK USD.001	941,807
		HEICO CORP COMMON STOCK USD.01	688,379
		HOMEAWAY INC COMMON STOCK USD.0001	1,119,758
		HUNT (JB) TRANSPRT SVCS INC COMMON STOCK USD.01	1,199,130
		IPG PHOTONICS CORP COMMON STOCK USD.0001	1,211,456
		INSULET CORP COMMON STOCK USD.001	1,401,283
		KANSAS CITY SOUTHERN COMMON STOCK USD.01	1,344,771
		KATE SPADE + CO COMMON STOCK USD1.0	865,614
		KNIGHT TRANSPORTATION INC COMMON STOCK USD.01	1,420,553
		LIFELOCK INC COMMON STOCK USD.001	1,568,019
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	768,158
		MEDIVATION INC COMMON STOCK USD.01	1,370,833
		NCI BUILDING SYSTEMS INC COMMON STOCK USD.01	1,449,190
		NETSUITE INC COMMON STOCK USD.01	897,923
		NXSTAGE MEDICAL INC COMMON STOCK USD.001	609,907
		PRA GROUP INC COMMON STOCK USD.01	1,149,099

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Next Century	PACIRA PHARMACEUTICALS INC COMMON STOCK	$1,331,673
		PALO ALTO NETWORKS INC COMMON STOCK USD.0001	1,181,452
		SALIX PHARMACEUTICALS LTD COMMON STOCK USD.001	1,845,477
		SERVICENOW INC COMMON STOCK USD.001	1,190,428
		SHUTTERFLY INC COMMON STOCK USD.0001	616,252
		SHUTTERSTOCK INC COMMON STOCK USD.01	1,373,846
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,224,729
		TABLEAU SOFTWARE INC CL A COMMON STOCK USD.0001	719,019
		TEAM HEALTH HOLDINGS INC COMMON STOCK USD.01	1,563,608
		ULTA SALON COSMETICS + FRAGR COMMON STOCK USD.01	915,207
		ULTIMATE SOFTWARE GROUP INC COMMON STOCK USD.01	1,396,945
		UNDER ARMOUR INC CLASS A COMMON STOCK USD.000333	1,684,735
		VEEVA SYSTEMS INC CLASS A COMMON STOCK USD.00001	815,462
		VIRTUSA CORP COMMON STOCK USD.01	582,713
		VIVINT SOLAR INC COMMON STOCK USD.01	377,246
		WABCO HOLDINGS INC COMMON STOCK USD.01	549,885
		YELP INC COMMON STOCK USD.000001	1,246,038
		ZOE S KITCHEN INC COMMON STOCK USD.01	1,145,553
		ESSENT GROUP LTD COMMON STOCK USD.015	760,090
		Total Next Century	59,323,050
	AJO Partners	ABERCROMBIE + FITCH CO CL A COMMON STOCK USD.01	312,176
		ALASKA AIR GROUP INC COMMON STOCK USD.01	812,736
		ARGAN INC COMMON STOCK USD.15	454,140
		ASBURY AUTOMOTIVE GROUP COMMON STOCK USD.01	141,970
		ASSURANT INC COMMON STOCK USD.01	874,535
		AVIS BUDGET GROUP INC COMMON STOCK USD.01	543,906
		BENCHMARK ELECTRONICS INC COMMON STOCK USD.1	180,624
		WR BERKLEY CORP COMMON STOCK USD.2	840,664
		BERKSHIRE HILLS BANCORP INC COMMON STOCK USD.01	251,670
		BLOUNT INTERNATIONAL INC COMMON STOCK USD.01	614,950
		BOISE CASCADE CO COMMON STOCK USD.01	586,970
		C+J ENERGY SERVICES INC COMMON STOCK USD.01	130,779
		CBL + ASSOCIATES PROPERTIES REIT USD.01	407,820
		CBOE HOLDINGS INC COMMON STOCK	684,936
		CMS ENERGY CORP COMMON STOCK USD.01	945,200
		CVR ENERGY INC COMMON STOCK USD.01	495,488
		CABLEVISION SYSTEMS NY GRP A COMMON STOCK USD.01	489,168

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	CAL MAINE FOODS INC COMMON STOCK USD.01	$452,748
		CENTURY ALUMINUM COMPANY COMMON STOCK USD.01	226,920
		CLEARWATER PAPER CORP COMMON STOCK USD.0001	472,995
		COOPER TIRE + RUBBER COMMON STOCK USD1.	897,435
		CORE MARK HOLDING CO INC COMMON STOCK USD.01	334,422
		CORESITE REALTY CORP REIT USD.01	222,585
		DHI GROUP INC COMMON STOCK USD.01	250,250
		DOMINION DIAMOND CORP COMMON STOCK NPV	195,764
		DUCOMMUN INC COMMON STOCK USD.01	93,536
		DUPONT FABROS TECHNOLOGY REIT USD.001	724,632
		EAST WEST BANCORP INC COMMON STOCK USD.001	890,330
		EL PASO ELECTRIC CO COMMON STOCK NPV	216,324
		EMCOR GROUP INC COMMON STOCK USD.01	840,861
		ENGILITY HOLDINGS INC COMMON STOCK USD.01	376,640
		EXELIS INC COMMON STOCK USD.01	850,205
		FAIRPOINT COMMUNICATIONS INC COMMON STOCK USD.01	244,412
		FIRSTSERVICE CORP COMMON STOCK NPV	630,664
		FOOT LOCKER INC COMMON STOCK USD.01	938,206
		GENERAL COMMUNICATION INC A COMMON STOCK NPV	40,425
		GLOBAL CASH ACCESS HOLDINGS COMMON STOCK USD.001	341,055
		GREAT LAKES DREDGE + DOCK CO COMMON STOCK USD.0001	510,176
		GREAT PLAINS ENERGY INC COMMON STOCK NPV	539,790
		GREEN PLAINS INC COMMON STOCK USD.001	280,014
		HCI GROUP INC COMMON STOCK NPV	748,052
		HAWAIIAN HOLDINGS INC COMMON STOCK USD.01	758,055
		HEALTH NET INC COMMON STOCK USD.001	642,360
		HERSHA HOSPITALITY TRUST REIT USD.01	707,921
		HOSPITALITY PROPERTIES TRUST REIT USD.01	892,800
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	377,668
		HUNTINGTON INGALLS INDUSTRIE COMMON STOCK USD.01	754,607
		HUNTSMAN CORP COMMON STOCK USD.01	184,518
		INSIGHT ENTERPRISES INC COMMON STOCK USD.01	243,366
		INTELIQUENT INC COMMON STOCK USD.001	112,873
		JABIL CIRCUIT INC COMMON STOCK USD.001	384,208
		JETBLUE AIRWAYS CORP COMMON STOCK USD.01	139,568
		JONES LANG LASALLE INC COMMON STOCK USD.01	839,608
		LAKELAND FINANCIAL CORP COMMON STOCK NPV	508,599
		LEAR CORP COMMON STOCK USD.01	755,216

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	LEXMARK INTERNATIONAL INC A COMMON STOCK USD.01	$709,844
		MBIA INC COMMON STOCK USD1.	284,292
		MEDIFAST INC COMMON STOCK USD.001	110,715
		MERITOR INC COMMON STOCK USD1.	792,345
		MYRIAD GENETICS INC COMMON STOCK USD.01	326,976
		NVR INC COMMON STOCK USD.01	357,092
		NAUTILUS INC COMMON STOCK NPV	119,922
		NET 1 UEPS TECHNOLOGIES INC COMMON STOCK USD.001	717,060
		NORTEK INC COMMON STOCK USD.01	170,793
		OIL STATES INTERNATIONAL INC COMMON STOCK USD.01	356,970
		OMNICARE INC COMMON STOCK USD1.	940,797
		OUTERWALL INC W/I COMMON STOCK USD.001	707,068
		PDL BIOPHARMA INC COMMON STOCK USD.01	624,510
		PNM RESOURCES INC COMMON STOCK NPV	355,560
		PARKER DRILLING CO COMMON STOCK USD.167	215,821
		PATTERSON UTI ENERGY INC COMMON STOCK USD.01	290,325
		PHARMERICA CORP COMMON STOCK USD.01	86,982
		POLYCOM INC COMMON STOCK USD.0005	452,250
		PORTLAND GENERAL ELECTRIC CO COMMON STOCK NPV	820,911
		PROGRESS SOFTWARE CORP COMMON STOCK USD.01	670,096
		PROVIDENCE SERVICE CORP COMMON STOCK USD.001	196,776
		QLOGIC CORP COMMON STOCK USD.001	126,540
		RLJ LODGING TRUST REIT	821,485
		RADIAN GROUP INC COMMON STOCK USD.001	792,528
		REINSURANCE GROUP OF AMERICA COMMON STOCK USD.01	884,962
		RESOLUTE FOREST PRODUCTS COMMON STOCK USD.001	785,406
		RYMAN HOSPITALITY PROPERTIES REIT USD.01	775,278
		SM ENERGY CO COMMON STOCK USD.01	258,486
		SANDERSON FARMS INC COMMON STOCK USD1.	689,005
		SCHOLASTIC CORP COMMON STOCK USD.01	732,042
		SELECT COMFORT CORPORATION COMMON STOCK USD.01	175,695
		SPIRIT AEROSYSTEMS HOLD CL A COMMON STOCK USD.01	245,328
		STATE BANK FINANCIAL CORP COMMON STOCK USD.01	607,392
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	915,513
		SUMMIT HOTEL PROPERTIES INC REIT	804,868
		SUNSTONE HOTEL INVESTORS INC REIT USD.01	622,427
		SUPERIOR ENERGY SERVICES INC COMMON STOCK USD.001	145,080
		TAKE TWO INTERACTIVE SOFTWRE COMMON STOCK USD.01	703,553

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	TARGA RESOURCES CORP COMMON STOCK USD.001	$233,310
		THOMPSON CREEK METALS CO INC COMMON STOCK NPV	237,541
		TOWER INTERNATIONAL INC COMMON STOCK USD.01	620,865
		TRINITY INDUSTRIES INC COMMON STOCK USD1.	364,130
		UGI CORP COMMON STOCK NPV	881,136
		UNITED INSURANCE HOLDINGS CO COMMON STOCK USD.0001	162,430
		UNITED ONLINE INC WHEN ISSUE COMMON STOCK USD.0001	202,245
		UNITED STATES STEEL CORP COMMON STOCK USD1.	705,936
		UNITED THERAPEUTICS CORP COMMON STOCK USD.01	349,623
		VECTREN CORP COMMON STOCK NPV	915,354
		WALKER + DUNLOP INC COMMON STOCK	129,796
		WORLD ACCEPTANCE CORP COMMON STOCK NPV	826,280
		ASPEN INSURANCE HOLDINGS LTD COMMON STOCK USD.001514456	862,269
		AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD.0125	955,383
		EVEREST RE GROUP LTD COMMON STOCK USD.01	909,402
		MAIDEN HOLDINGS LTD COMMON STOCK USD.01	131,737
		NABORS INDUSTRIES LTD COMMON STOCK USD.001	206,382
		PARTNERRE LTD COMMON STOCK USD1.	846,845
		RENAISSANCERE HOLDINGS LTD COMMON STOCK USD1.	797,204
		VALIDUS HOLDINGS LTD COMMON STOCK USD.175	843,668
		ALTISOURCE PORTFOLIO SOL COMMON STOCK USD1.	74,338
		AVG TECHNOLOGIES COMMON STOCK EUR.01	367,164
		ORTHOFIX INTERNATIONAL NV COMMON STOCK USD.1	613,224
		FLEXTRONICS INTL LTD COMMON STOCK NPV	222,482
		Total AJO Partners	59,238,977
	Loomis Sayles	ALIBABA GROUP HOLDING SP ADR ADR USD.000025	3,450,288
		ALTERA CORP COMMON STOCK USD.001	365,189
		AMAZON.COM INC COMMON STOCK USD.01	6,689,284
		AMERICAN EXPRESS CO COMMON STOCK USD.2	2,692,950
		AMGEN INC COMMON STOCK USD.0001	4,371,714
		ANALOG DEVICES INC COMMON STOCK USD.167	656,413
		ARM HOLDINGS PLC SPONS ADR ADR NPV	3,532,227
		AUTODESK INC COMMON STOCK USD.01	4,638,494
		AUTOMATIC DATA PROCESSING COMMON STOCK USD.1	1,428,545
		CISCO SYSTEMS INC COMMON STOCK USD.001	8,189,431
		COCA COLA CO/THE COMMON STOCK USD.25	5,046,936
		DANONE SPONS ADR ADR	4,789,254
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	4,729,820

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2014	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Loomis Sayles	FACEBOOK INC A COMMON STOCK USD.000006	$8,236,337
		FACTSET RESEARCH SYSTEMS INC COMMON STOCK USD.01	3,496,652
		GOOGLE INC CL A COMMON STOCK USD.001	3,466,802
		GOOGLE INC CL C COMMON STOCK USD.001	3,550,568
		GREENHILL + CO INC COMMON STOCK USD.01	1,011,171
		LOWE S COS INC COMMON STOCK USD.5	5,016,896
		MERCK + CO. INC. COMMON STOCK USD.5	2,355,649
		MICROSOFT CORP COMMON STOCK USD.00000625	3,720,413
		MONSTER BEVERAGE CORP COMMON STOCK USD.005	6,191,336
		NOVARTIS AG SPONSORED ADR ADR	4,777,457
		NOVO NORDISK A/S SPONS ADR ADR	4,000,086
		ORACLE CORP COMMON STOCK USD.01	7,100,808
		PROCTER + GAMBLE CO/THE COMMON STOCK	5,358,187
		QUALCOMM INC COMMON STOCK USD.0001	5,992,931
		SEI INVESTMENTS COMPANY COMMON STOCK USD.01	4,587,703
		SABMILLER PLC SPONS ADR ADR	2,804,555
		SCHLUMBERGER LTD COMMON STOCK USD.01	4,343,696
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,481,655
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	4,997,758
		VARIAN MEDICAL SYSTEMS INC COMMON STOCK USD1.	3,909,214
		VISA INC CLASS A SHARES COMMON STOCK USD.0001	7,954,624
		YUM BRANDS INC COMMON STOCK	3,096,344
		ZIMMER HOLDINGS INC COMMON STOCK USD.01	2,928,958
		Total Loomis Sayles	150,960,345

		Grand Total	747,144,336

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 26, 2015

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Patricia H. Miller
Patricia H. Miller
Chair of the Southern California Edison Company
Benefits Committee